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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Garrett Nagle & Co., Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two International Place, 19th Floor
Boston, MA 02110

(No. and Street)

(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Noreen L. Wight (617) 737-9090

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP

(Name - if individual, state *last, first, middle name*)

90 CANAL STREET BOSTON, MA 02114

(Address) (City) (state) Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Noreen L. Wight swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garrett Nagle & Co., Inc. as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Noreen L. Wight

Signature

V.P.

Title

Elaine P. Lombardo

Notary Public Exp. 3/26/2010

This report** contains (check all applicable boxes):

[X] (a) Facing page

[X] (b) Statement of Financial Condition.

[X] (c) Statement of Income (Loss).

[X] (d) Statement of Cash Flows

[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g)Computation of Net Capital.

[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.

[X] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m)A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GARRETT NAGLE & CO., INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

GARRETT NAGLE & CO., INC.

Years Ended December 31, 2003 and 2002

Table of Contents



BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Shareholder and Board of Directors
Garrett Nagle & Co., Inc.
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Garrett Nagle & Co., Inc. (the "Company") as of December 31, 2003 and 2002, and the related statements of operations, retained earnings, comprehensive income (loss), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Garrett Nagle & Co., Inc. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information, as presented on pages 12 and 13, is for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financials statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
January 22, 2004

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

GARRETT NAGLE & COMPANY, INC.
Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 597,109	$ 554,197
Marketable securities	1,040,733	931,642
Accounts receivable	76,130	85,803
Prepaid expenses	29,294	21,513
Total current assets	1,743,266	1,593,155
Property and equipment, net	115,825	44,003
Deposits	2,000	2,000
	$ 1,861,091	$ 1,639,158
Liabilities and Shareholder's Equity		
Current liabilities:		
Current portion of long-term debt	$ 16,216	$ -
Deferred revenue	423,893	464,865
Accrued expenses	27,278	18,500
Accrued profit sharing and pension contributions	17,959	17,000
Total current liabilities	485,346	500,365
Long-term debt, net of current maturities	28,568	-
Total liabilities	513,914	500,365
Commitments (see Note 4)		
Shareholder's equity:		
Common stock, $1 par value; 250,000 shares authorized, 25,000 shares issued and outstanding	25,000	25,000
Additional paid-in capital	17,428	17,428
Retained earnings	818,483	652,960
Accumulated other comprehensive income	486,266	443,405
Total shareholder's equity	1,347,177	1,138,793
	$ 1,861,091	$ 1,639,158

The accompanying notes are an integral part of these financial statements

GARRETT NAGLE & COMPANY, INC.
Statements of Operations
Years Ended December 31, 2003 and 2002

	2003	2002
Revenue:		
Investment advisory fees, net of rebates	$ 952,217	$ 1,130,246
Commissions	811,175	791,545
Total revenue	1,763,392	1,921,791
Operating expenses	1,889,542	1,997,410
Loss from operations	(126,150)	(75,619)
Other income (expense):		
Gain (loss) from sale of marketable securities	267,390	(61,500)
Gain on sale of property	14,395	15
Dividend income	10,641	10,764
Interest expense	(753)	-
	291,673	(50,721)
Net income (loss)	$ 165,523	$ (126,340)

The accompanying notes are an integral part of these financial statements

GARRETT NAGLE & COMPANY, INC.
Statements of Retained Earnings
Years Ended December 31, 2003 and 2002

	2003	2002
Retained earnings, beginning of year	$ 652,960	$ 827,800
Shareholder distributions	-	(48,500)
Net income (loss)	165,523	(126,340)
Retained earnings, end of year	$ 818,483	$ 652,960

The accompanying notes are an integral part of these financial statements

GARRETT NAGLE & COMPANY, INC.
Statements of Comprehensive Income (Loss)
Years Ended December 31, 2003 and 2002

	2003	2002
Net income (loss)	$ 165,523	$ (126,340)
Unrealized holding gain (loss) on marketable securities	42,861	(155,538)
Comprehensive income (loss)	$ 208,384	$ (281,878)

The accompanying notes are an integral part of these financial statements

GARRETT NAGLE & COMPANY, INC.
Statements of Cash Flows
Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 165,523	$ (126,340)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation	23,649	39,003
Realized (gain) loss on marketable securities	(267,390)	61,500
Gain on sale of property and equipment	(14,395)	-
Change in current assets and liabilities:		
Accounts receivable	9,673	(38,193)
Prepaid expenses	(7,781)	-
Accrued expenses	8,778	-
Deferred revenue	(40,972)	(72,752)
Accrued profit sharing and pension contributions	959	(15,281)
Net cash used in operating activities	(121,956)	(152,063)
Cash flows from investing activities:		
Purchases and income reinvested in marketable securities	(205,218)	(27,336)
Acquisition of property and equipment	(31,076)	(15,774)
Proceeds from the sale of marketable securities	406,378	662,243
Net cash provided by investing activities	170,084	619,133
Cash flows from financing activities:		
Net repayments on financing arrangements	(5,216)	-
Distributions to shareholder	-	(48,500)
Net cash used in financing activities	(5,216)	(48,500)
Net increase in cash and cash equivalents	42,912	418,570
Cash and cash equivalents, beginning of year	554,197	135,627
Cash and cash equivalents, end of year	$ 597,109	$ 554,197
Supplemental disclosure of cash flow information:		
Cash paid during the year for state income taxes	$ 3,954	$ 4,292
Noncash investing and financing transactions:		
Financing of property and equipment	$ 50,000	$ -

The accompanying notes are an integral part of these financial statements

GARRETT NAGLE & CO., INC.
Notes to Financial Statements
December 31, 2003 and 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Garrett Nagle & Co., Inc. (the "Company") is an investment advisor and broker-dealer in Boston, Massachusetts and is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's primary sources of revenue are generated through investment advisory services provided for its customers and commission earned on trades consummated on behalf of these customers.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Securities Transactions
Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and the risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of 90 days or less to be cash equivalents. The Company places its temporary cash investments with high financial institutions considered by management to be of high credit quality. At times, such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) limit.

Marketable Securities
The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities* (SFAS 115). Accordingly, securities are categorized as available-for-sale and are stated at their fair market value, with unrealized gains and losses reported as a separate component of shareholder's equity. Fair market value is determined to be the price of the marketable securities as listed on the applicable public exchange at closing on the trading day.

Accounts Receivable
Accounts receivable represent amounts due from the Company's clearing agent. No allowance has been provided for on accounts receivable because management believes all amounts are collectible.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment
The Company's policy is to capitalize assets with a purchase price greater than $500. All fixed assets are stated at cost. Depreciation is recorded on the straight-line basis generally over the estimated useful life of the related assets. A summary of the depreciable lives are as follows:

Furniture and fixtures	7 and 10 years
Leasehold improvements	5 years
Motor vehicles	5 years
Office equipment	5 and 7 years

Income Taxes
The Company elected, under the provisions of the Internal Revenue Code, to be treated as an S Corporation. As a result, income and losses of the Company are passed through to its shareholder for income tax purposes. Accordingly, no provision has been made for income taxes. The Company is subject to corporate state tax on net taxable income if the Company's annual revenue exceeds certain dollar values. Since the Company's annual revenue did not exceed these thresholds in 2003, it is subject to a tax on the greater of its tangible property or net worth.

Revenue
Investment advisory fees – annual investment advisory fees are billed and collected in advance and recognized evenly on a monthly basis during the year. Deferred revenue represents fees collected in advance for services that will be performed in future periods.

Commissions - commission revenue is received monthly and recorded in the period earned. The monthly commission is based on transactions occurring in the previous month. There is a receivable at year end for December commissions.

Comprehensive Income
Statement of Financial Accounting Standards 130, *Reporting Comprehensive Income* (SFAS 130), requires that total comprehensive income be reported in the financial statements. Total comprehensive income is presented in the Statements of Comprehensive Income.

Reclassification
Certain reclassifications have been made to the 2002 financial statements to conform to the 2003 presentation.

GARRETT NAGLE & CO., INC.
Notes to Financial Statements
December 31, 2003 and 2002

NOTE 2 - MARKETABLE SECURITIES

The Company classifies its investments in marketable securities as available-for-sale and reports them at fair market value, with unrealized gains or losses excluded from earnings and reported as a separate component of shareholder's equity, in other comprehensive income:

	2003	2002
Cost	$ 554,467	$ 488,237
Cumulative unrealized gain	486,266	443,405
Fair market value	$ 1,040,733	$ 931,642

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	2003	2002
Motor vehicle	$ 97,215	$ 89,412
Office equipment	94,242	90,381
Furniture and fixtures	91,304	91,304
Leasehold improvements	1,808	1,808
	284,569	272,905
Less: accumulated depreciation	(168,744)	(228,902)
	$ 115,825	$ 44,003

Depreciation expense at December 31, 2003 and 2002 was $23,649 and $39,003, respectively.

NOTE 4 - COMMITMENTS

Operating Leases
The Company leases office space in Boston, Massachusetts under a five-year operating lease which commenced on June 1, 2001 and expires on May 31, 2004. The terms of the lease required monthly payments starting at $21,513, which were due to increase to $22,997 throughout the remainder of the lease. The lease was amended in September 2003 to require monthly payments of $20,616 for the remainder of the term, September 2003 to May 2004. Also, a new lease was signed during 2003 which commences on June 1, 2004 and expires on May 31, 2006. The terms of the lease require monthly payments of $20,616.

GARRETT NAGLE & CO., INC.
Notes to Financial Statements
December 31, 2003 and 2002

NOTE 4 - COMMITMENTS (Continued)

Future minimum lease payments under the leases described above are as follows:

2004	$ 247,387
2005	247,387
2006	103,078
	$ 597,852

The total rent expense for the years ended December 31, 2003 and 2002 was $268,703 and $293,166, respectively.

NOTE 5 – LONG-TERM DEBT

The following is a summary of long-term debt at December 31, 2003:

Note payable, consisting of interest calculated annually at 4.59% and total monthly installments of $1,492. The loan is collateralized by the related equipment.	$ 44,784
Total debt	44,784
Less: current portion	(16,216)
	$ 28,568

Interest expense was $753 and $0 at December 31, 2003 and 2002, respectively.

Future maturities of long term-debt are as follows:

2004	$ 16,216
2005	16,881
2006	11,687
	$ 44,784

NOTE 6 – 401(K) AND PROFIT SHARING PLANS

The Company sponsors a 401(k) plan and profit sharing plan covering substantially all of its employees. Annual employer contributions to the 401(k) plan are calculated at 3% of qualifying compensation for all active participants, and employer contributions to the profit sharing plan are discretionary with amounts, if any, allocated on the basis of employee compensation.

Total contributions to the 401(k) plan for December 31, 2003 were $17,959. There were no contributions to the profit sharing plan in 2003 or 2002. The Company previously sponsored a money purchase pension plan, which was terminated on June 30, 2002. Contributions to the money purchase pension plan amounted to $17,000 for the year ended December 31, 2002. All assets of the money purchase pension plan were transferred into the 401(k) plan during 2003.

NOTE 7 - NET CAPITAL

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of $100,000 and the ratio of aggregate indebtedness to net capital must be less than 15 to 1, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003 and 2002, the Company had net capital of $1,016,191 and $900,300, respectively, exceeding the minimum net capital requirement of $100,000 for each year. At December 31, 2003 and 2002, the Company had a ratio of aggregate indebtedness to net capital of .51 to 1 and .56 to 1, respectively, lower than the maximum ratio allowed of aggregate indebtedness to net capital of 15 to 1 for each year.

GARRETT NAGLE & COMPANY, INC.
Statements of Operating Expenses
Years Ended December 31, 2003 and 2002

	2003	2002
Office salaries	$ 708,096	$ 773,918
Officers' salary	300,000	300,000
Rent	268,703	293,166
Clearing charges	156,568	151,782
Insurance	69,227	79,363
Taxes, payroll	59,730	63,146
Office expense	45,267	44,152
Professional fees	42,141	31,571
Computer expense	32,229	34,751
Travel and entertainment	30,285	29,939
Market data communications	26,097	28,216
Depreciation	23,649	39,003
Pension and profit sharing contributions and plan expenses	21,494	19,075
Dues and subscriptions	16,964	16,525
Telephone	16,051	16,981
Charitable contributions	15,350	12,387
Printing	14,059	11,531
Miscellaneous	12,893	17,135
Postage	8,124	7,355
Registration fees	6,377	5,833
Taxes, other	3,954	4,292
Equipment rental	3,822	3,907
Automobile expense	2,932	3,074
Messenger and delivery	2,490	2,244
Maintenance and repairs	2,030	7,204
Advertising	1,010	860
	$ 1,889,542	$ 1,997,410

See independent auditors' report

GARRETT NAGLE & CO., INC.
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2003 and 2002

	2003	2002
Capital:		
Common stock	$ 25,000	$ 25,000
Additional paid-in capital	17,428	17,428
Retained earnings	818,483	652,960
Unrealized holding gains	486,266	443,405
Total capital	1,347,177	1,138,793
Unallowable assets:		
Deposit	2,000	2,000
Prepaid expense	29,294	21,513
Property and equipment, net	115,825	44,003
Security haircuts	183,867	170,977
Total unallowable assets	330,986	238,493
Net capital	1,016,191	900,300
Minimum dollar net capital requirement	100,000	100,000
Excess net capital	$ 916,191	$ 800,300
Aggregate indebtedness	$ 513,914	$ 500,365
Ratio of aggregate indebtedness to net capital	.51 to 1	.56 to 1



BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Shareholder and Board of Directors
Garrett Nagle & Co., Inc.
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUTING CONTROL

In planning and performing our audit of the financial statements of Garrett Nagle & Co., Inc., (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13,

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2003 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2003. All customer transactions cleared through other broker-dealers (Correspondent Services Corporation or National Financial Services) on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Boston, Massachusetts
January 22, 2004

GARRETT NAGLE & CO., INC.
Computation of Reserve Requirement
Pursuant to SEC Rule 15c3-3
December 31, 2003 and 2002

Garrett Nagle & Co., Inc. is exempt from the reserve requirements pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (ii).

See independent auditors' report.

GARRETT NAGLE & CO., INC.
Reconciliation of Unaudited Computation of
Net Capital to Audited Computation of Net Capital
December 31, 2003

Unaudited net capital at December 31, 2003		$ 1,040,309
Audit adjustments affecting net capital:		
1. To adjust marketable securities to actual	3,000	
2. To adjust accrued expenses to actual	(36,959)	
Total adjustments		(33,959)
Adjustment to security haircuts:		
Marketable securities		9,841
Audited net capital at December 31, 2003		$ 1,016,191

See independent auditors' report.